May 18, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	H. Stephen Kim
William Schroeder

Re:	First Citizens BancShares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-16715

Ladies and Gentlemen:
Please accept this letter as the responses of First Citizens BancShares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated May 9, 2017 (the “Comment Letter”) with respect to First Citizens BancShares, Inc. Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).
For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
FDIC-Assisted Transactions, page 30

1.
We note on page 31 that you adjusted the FDIC shared-loss payable under the two remaining shared-loss agreements related to First Regional Bank and United Western Bank in conjunction with the early termination of Sun American Bank and Colorado Capital Bank which resulted in a one-time pre-tax adjustment of $20 million. You state that the clawback liabilities were adjusted to conform to the methodology used to determine the net termination payment. Please tell us why you changed the payable amount related to FDIC shared-loss agreements that have not been terminated or otherwise modified and how you calculated the pre-tax benefit of $20 million. In addition please tell us how you determined that these adjustments should be accounted for as a change in estimate.

The Company previously held shared-loss arrangements on nine receiverships related to FDIC-assisted acquisitions that occurred between 2009 and 2011. During the third quarter of 2015, the Company engaged a third-party consultant to evaluate the potential termination of all shared-loss loss arrangements with the FDIC. The evaluation was completed during the second quarter of 2016 and determined that elimination of five of the shared-loss arrangements would be beneficial to the Company. Consequently, on June 14, 2016, the Company settled its clawback liability under and terminated five of its nine shared-loss arrangements with the FDIC.

This review process involved a detailed analysis of all components within every shared-loss arrangement and detailed consultation with the FDIC. As part of the shared-loss termination settlement negotiations with the FDIC, the Company was able to obtain new information and interpretation from the FDIC related to the clawback liability (“true-up” payments) provisions in the Agreements. The Company and the third-party consultant noted that the language supporting the “true-up” payments and calculations within each of the Purchase and Assumption Agreements (the “Agreements”), for the applicable acquisitions, does not specifically delineate how to estimate the “true-up” payments and the inputs into the estimation are ambiguous and require interpretation by the assuming institution. Consequently the interpretation obtained from the FDIC during this process provided the Company with new information to be used in the true-up payment calculation.
The new information and FDIC interpretation was incorporated into the shared-loss termination settlement with the FDIC in June 2016. This same process was then applied to the remaining FDIC shared-loss arrangements for First Regional Bank (FRB) and United Western Bank (UWB). These are the only two remaining shared-loss arrangements with comparable true-up payment language. As discussed in the Company’s Form 10-K as of December 31, 2016, the FDIC payable is a material estimate in which actual results could differ from those estimates, and different assumptions in the application of those provisions could result in material changes to the Company’s consolidated financial position, the consolidated results of its operations or related disclosures.
As a result of this process, the Company revised inputs into the estimate of the clawback liabilities under the two remaining shared-loss arrangements as follows:

a.
With respect to the FRB acquisition as stated in the applicable Agreement, the “true-up” provision, in the event losses fail to reach expected levels, is defined as 50% of 20% of the “Stated Threshold” less the sum of 25% of the “Asset Premium”, 25% of the “Cumulative Shared-Loss Payments” and 100% of the “Cumulative Servicing Amount”.

i.
The revised inputs relate to the “Cumulative Servicing Amount” which is defined as the sum of the “Period Servicing Amount” for every consecutive twelve-month period prior to and ending on the “true-up” measurement date during which the loss-sharing provisions of the applicable arrangement is in effect. The Period Servicing Amount means, for any twelve-month period during which the applicable shared-loss arrangement is in effect, the product of (i) the simple average of the principal amount of shared-loss loans and shared-loss assets and (ii) one percent.

ii.
The Agreement does not define “principal balance” and therefore does not speak directly to the distinction between use of the legal principle balance as opposed to the recorded investment balance. As such, the Company updated the inputs into the estimate by considering the legal principal balances when determining the principal balances subject to the estimation during the termination process. Prior to the settlement, the Company was using the recorded investment in the loans as an input in the calculation.. Additionally, the Agreement does not clearly define the time frame or the related recovery period. This was another attribute that was further defined through termination discussions with the FDIC which resulted in the Company extending the time frame used in determining the “twelve-month period” to include both the 3-year recovery period as well as the 5-year shared-loss period. The Company was previously using only the 5-year shared-loss period.

iii.
As a result of the above changes in estimate, the input to the Cumulative Servicing Amount increased by $15.8 million. The Cumulative Servicing Amount is subtracted from the Stated Threshold Amount and therefore resulted in a $6.8 million decrease to the “true-up” liability.

b.
With respect to UWB as stated in the applicable Agreement, the “true-up” provision, in the event losses fail to reach expected levels, is defined as 50% of 20% of the “Intrinsic Loss Estimate” less the sum of 20% of the “Net Loss Amount”, 25% of the “Asset Discount Bid”, expressed in dollars of total “Shared-Loss Assets,” and 3.5% of the “Shared-Loss Assets”.

i.
The revised inputs relate to the “Asset Discount Bid” which is defined as the original bid amount expressed in dollars of total “Shared-Loss Assets,” and “Shared-Loss Assets” which is defined as shared-loss loans, other real estate purchased by the assuming institutions, additional other real estate, shared-loss subsidiaries, and capitalized expenditures.

ii.
The Agreement has no definition of or detail describing “original bid amount expressed in dollar of total Shared-Loss Assets” and therefore is inherently ambiguous and open for interpretation. Additional discussions with the third-party consultant and the FDIC provided new information to update the “Asset Discount Bid” used in the “true-up” provision calculation. The Company revised the inputs into the estimate by considering the proportion of “Shared-Loss Assets” and including unfunded commitments into the estimate “Shared-Loss Assets”. Previously, the Company included the entire asset discount bid (which included discounts on non-shared loss assets), regardless of the portion related to shared-loss provisions and the Company did not include unfunded commitments in the estimate.

iii.
The impact of considering the proportion of “Shared-Loss Assets” and including unfunded commitments in the estimate of “Shared-Loss Assets” resulted in an increase to the Asset Discount Bid and the Shared-Loss Assets inputs of $154.0 million. The total Asset Discount Bid and Shared-Loss Assets are subtracted from the Intrinsic Loss Estimate which resulted in a $10.3 million decrease to the clawback liability.

The revised inputs into the estimation model had the effect of decreasing the carrying amount of the Company’s existing clawback liabilities for FRB and UWB by $6.8 million and $10.3 million, respectively. Additionally, other unrelated reserves were released based on resolution of a disputed item with the FDIC, resulting in a $2.9 million pre-tax benefit. The sum of these two items results in the one-time pre-tax benefit of $20.0 million disclosed in the December 31, 2016 Form 10-K.
In accordance with ASC 250, Accounting Changes and Error Corrections, the Company evaluated whether the change in accounting represented a change in accounting estimate or a correction of an error. As part of the evaluation, the Company considered whether the change resulted from incorporating new information or resulted from a modification of the estimating techniques that affected the carrying value of the clawback liability. The Company concluded that the change in measurement of the clawback liability met the definition of a change in accounting estimate as follows:

•
As discussed in Note A of the 2016 Form 10-K, the clawback liability has always been considered a material estimate that is particularly susceptible to significant change. The result is primarily driven by significant estimates regarding the amount and timing of losses which affect the Cumulative Loss payments and Principal Amount of Loans inputs as previously discussed. The Company has regularly adjusted its estimate of the liability as new loss information has occurred and becomes available.

•
This change was based on new information obtained from the FDIC in the second quarter of 2016 when the Company and FDIC terminated certain shared-loss agreements. As a result of that new information, the Company revised estimates of certain inputs into the “true-up” payment model with respect to the “Cumulative Servicing Amount”, “Asset Discount Bid”, and “Shared-Loss Assets”.

•	The revised inputs had the effect of adjusting the carrying amount of the Company’s existing clawback liabilities.

•	The change was not a result of mathematical errors or misapplication of U.S. GAAP, which would indicate a correction of an error.
Adjusted Allowance for Loan and Leases Losses, page 47

2.
Please tell us how you considered whether the non-GAAP measure “Adjusted Allowance for Loan and Leases Losses” uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

The Company discloses the non-GAAP metric “Adjusted allowance for loan and leases losses to total loans and leases” to provide supplemental information to investors on the combined allowance for loan and leases losses and net acquisition accounting fair market value discounts on loans and leases compared to the combined Non-Purchase Credit Impaired and Purchase Credit Impaired loan portfolios. The purpose of the Company’s non-GAAP disclosure is to provide users of the financial statements meaningful information of the remaining unamortized discounts that are integral to management’s assessment of whether loans have been recorded net of estimated incurred losses. As a result of differences in accounting for originated loans, purchased non-impaired loans from whole bank transactions, and purchased impaired loans from whole bank and FDIC assisted transactions, it is increasingly difficult for investors and other users of the financial statements to compare loan portfolios and related reserves for loan losses across financial institutions and the Company believes this additional metric is relevant since it provides a comprehensive perspective on our estimate of credit losses on the entire loan portfolio, including:

i.
Non-purchased credit impaired loans accounted for under ASC 310-20, for which the allowance for loan and leases losses and the remaining net acquisition fair market value credit adjustment are available to absorb credit losses (based on the allocation of that fair market value adjustment to individual loans); and

ii.
Purchased credit impaired (“PCI”) loans accounted for under ASC 310-30, for which both a specific portion of the allowance for loan and leases losses and the remaining net acquisition accounting fair market value credit discounts are available to absorb credit losses.

However, the Company understands the question raised by the Staff regarding this metric and, in future filings, the Company will prospectively discontinue using it. In future filings, the Company proposes to include language in Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations similar to that shown below:
The unamortized discount related to non-PCI loans and leases and PCI loans at December 31, 2016 was $31,525 and $118,946, respectively, compared to $41,124 and $137,819 at December 31, 2015, respectively.
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures contained in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please contact the undersigned at 919-716-8166. Thank you.
Sincerely,
/s/ Jason W. Grooters
Jason W. Grooters
Chief Accounting Officer

CC:	Craig L. Nix, Chief Financial Officer
Barry P. Harris IV, Chief Legal Officer
Don Preskenis, General Auditor